Chardan Capital Markets, LLC

17 State Street, Suite 1600

New York, New York 10004

March 5, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Ronald Alper

Re:	LifeSci Acquisition Corp. Registration Statement on Form S-1 (File No. 333-236466)

Dear Mr. Alper:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the several underwriters, hereby joins in the request of LifeSci Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m., Washington D.C. time, on March 5, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, approximately 455 copies of the Preliminary Prospectus, dated March 3, 2020, have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

Chardan Capital Markets, LLC, As Representative of the Underwriters

By:	/s/ George Kaufman
Name:	George Kaufman
Title:	Managing Director